Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2006

Mr. Herbert Kurz
President
Presidential Life Corporation
69 Lydecker Street
Nyack, NY 10960

> **Re: Presidential Life Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Three Months Ended March 31, 2006**
> **File No. 0-05486**

Dear Mr. Kurz:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 31

1.   In footnote (1) to your contractual obligations table you indicate that you exclude policyholder liabilities, mostly related to deferred annuity contracts. Although we acknowledge that these obligations are contractually surrenderable at any time and that approximately 67% of these obligations have surrender penalties, we do not understand why reasonable estimates of the timing of payments cannot be made. Please provide to us in a disclosure-type format a contractual obligation table that includes the estimated timing of payment of all your future policy benefits and policyholders' account balances. Otherwise please explain to us why you cannot reasonably estimate the timing of these payments and how this

inability to reasonably estimate the timing of payments affects your estimate of the liabilities recorded and the asset/liability management process.

Critical Accounting Estimates, page 32

2. Although you identify your critical accounting estimates and provide qualitative disclosure about their nature, you do not quantify the variability in operating results that you expect to be reasonably likely to occur. Please provide to us in a disclosure-type format, a discussion that quantifies:

    - the effect that changes in estimates have had on the financial statements for each period presented; and
    - the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

Consolidated Financial Statements and Schedules

Notes to Consolidated Financial Statements

Note 6: Income Taxes, page 23

3. In both your 2005 rate reconciliation and your disclosure of the components of your 2005 deferred federal income tax expense, your "other" category is significant. Please provide to us in a disclosure-type format, revised disclosure that explains the nature of the other reconciling items and other deferred taxes.

Form 10-Q for the quarter ended March 31, 2006

Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2: Share-based Compensation, page 10

4. We believe your disclosure of pro forma net income and per share information excluding share-based compensation under SFAS 123R is a non-GAAP performance measure. Please provide to us in a disclosure-type format revised disclosure that removes this measure and provides the pro forma information for fiscal 2005 that includes the stock-based compensation under SFAS 123 as required by paragraph 84 of SFAS 123R. Please see SAB Topic 14:G added by SAB 107. Otherwise, please provide to us in a disclosure-type format revised disclosure that justifies how your non-GAAP measure complies with Item 10(e)

of Regulation S-K and includes the 2005 pro forma information required by paragraph 84 of SFAS 123R.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant